Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2010	2009
Earnings: Loss before (benefit from) provision for income taxes	$ (44,860)	$(242,729)
Interest expense	265,828	279,327
Implicit interest in rents	3,708	4,513
Total earnings	$224,676	$ 41,111
Fixed charges: Interest expense	$265,828	$ 279,327
Implicit interest in rents	3,708	4,513
Total fixed charges	$269,536	$ 283,840
Ratio of earnings to fixed charges*	0.83	0.14

*

Earnings were inadequate to cover total fixed charges by $44.9 million for the three months ended March 31, 2010 and $242.7 million for the three months ended March 31, 2009.

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